EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share for the second quarter 2019 in NOK

Equinor (OSE: EQNR, NYSE: EQNR) announced 25 July 2019 dividend per share of USD 0.26 for second quarter 2019. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 19 November 2019, in total seven business days.

Average Norges Bank fixing rate for this period was 9.1347. Second quarter 2019 dividend per share is consequently NOK 2.3750.

On 27 November 2019, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act